Exhibit (a)(1)(K)

Script for Employee slides:
[Slide 1]
Welcome to the A10 Networks webinar on the Option Exchange Program.
A few housekeeping items before we get started. All lines are on mute and the speaking function of the webinar has been disabled. At the end of the webinar we will give you an email address and phone number to contact if you have questions at that time.
The option exchange program opened on November 19 and is scheduled to close at 9 pm Pacific time on Thursday December 17, 2015. Participation is voluntary.
[Slide 2]
Here is the agenda for today’s webinar:
First we will talk about what the option exchange program is. We will cover who can participate and which options are eligible. Next we will discuss what you will receive in exchange for your eligible options if you elect to exchange them. We will discuss when the exchange will occur and how you can make an election to participate. Last we will discuss where you can obtain more information regarding the option exchange program.
[Slide 3]
A10 is offering a one-time opportunity to exchange each of your eligible underwater stock option grants for a new replacement restricted stock unit award, or “RSUs,” covering a lesser number of shares with a different vesting schedule. We refer to those options that can be exchanged in the program as “eligible options.” Generally, eligible options have exercise prices of $12.00 per share or greater. We will discuss further details regarding the requirements for eligibility in just a few minutes.
A10 is making this offer because A10's stock price has experienced volatility since its IPO. Some employees hold options with per share exercise prices substantially higher than the current market price of A10’s stock. In order to restore the retentive and incentive value of the equity compensation, A10 has made this offer.
[Slide 4]
Who can participate in this offer? You must satisfy all of the following conditions to participate.
You must be an employee or service provider of A10 or its subsidiaries:

•	who holds eligible option(s);

•
who resides in Brazil, Columbia, France, Germany, India, Indonesia, Japan, Korea, Mexico, the Netherlands, People’s Republic of China, Spain, Taiwan, United Arab Emirates, United Kingdom or the United States.

•	who is not an executive officer or member of the Board of Directors; and

•
who continuously remains an employee or service provider of A10 or its subsidiaries from the first day of the option exchange program through the date that the option exchange program ends and the replacement RSUs are granted.

Please note, again, participation in the offer is entirely voluntary.
[Slide 5]
Which options can you exchange? To qualify as an eligible option, the option must meet all of the following conditions. All eligible options were granted before April 29, 2014 and have a per share exercise price of $12.00 or higher. Eligible options can be vested or unvested. Eligible options must be outstanding and unexercised as of the start of the option exchange program through the date that the offer expires and the new RSUs are granted under the program.
If you participate in the exchange, you will receive a lesser number of RSUs with a total vesting period that will exceed your corresponding eligible option’s vesting schedule by approximately one year. The RSU generally will be scheduled to vest on an annual basis, with certain exceptions. Fractional RSU shares will not be granted. Shares will be rounded true.
[Slide 6]
In the next few slides, we will be discussing some of the key mechanics of the option exchange program.
The number of shares that will be subject to a new RSU award is determined by using an exchange ratio. The exchange ratio describes how many shares subject to the eligible option will result in the grant of an RSU covering 1 share of A10 common stock. Different exchange ratios apply to different eligible options based on the per share exercise price of the eligible option. The table on this slide shows the exchange ratio that will apply to the various eligible options that can be exchanged in the option exchange program.
For an option with an exercise price of $12.1875 per share, the exchange ratio is 2.93 to 1, meaning that each 2.93 shares subject to the eligible option will result in 1 RSU under the new RSU award. For an option with an exercise price of $12.87 per share, each 3.03 shares subject to the eligible option will result in 1 RSU under the new RSU award. For an option with an exercise price of $15.00 per share, each 3.38 shares subject to the eligible option will result in 1 RSU under the new RSU award.
In reviewing your eligible options, you should note that the option exchange website provides a tool referred to as the Breakeven Calculator. This Breakeven Calculator has been provided to you as a convenience to enable you to make some very limited mathematical calculations, regarding the potential amount that you could receive from your eligible options, if you were to keep your eligible option and not exchange it in the option exchange program, versus the new RSUs you could be granted in exchange for your eligible options. You should be aware that the Breakeven Calculator does not take into account all of the factors that you should consider in deciding whether to participate in the offer, such as the vesting requirements, the tax treatment of options and RSUs, and various other considerations.
[Slide 7]
Vesting schedules will be calculated based on the vesting status of the corresponding eligible option as of the close of the offer.
The RSUs granted in the option exchange program will be scheduled to vest over a total vesting period equal to:

•	the total remaining vesting period of the corresponding eligible option rounded down to the nearest quarter year,

•	plus one year.

We call this the total RSU vesting period. No shares will be scheduled to vest prior to the one-year anniversary of the grant date. There will be no monthly vesting on the new RSUs. To determine how many shares will be scheduled to vest on each annual anniversary of the RSU grant date, you should take the total number of RSUs granted and multiply it by one divided by the total RSU vesting period. If there is less than one year remaining in the total RSU vesting period for an RSU award, then the remaining unvested portion of the RSU award will vest during the year prior to the next anniversary of the RSU grant date. If we assume that the RSUs are granted on December 17, 2015, then these residual shares will be scheduled to vest on the 17th day of the last month of the corresponding quarter in which the total RSU vesting period ends. If the RSUs are granted on December 17, 2015, then the quarters refer to the 3‑month periods that end on March 17, June 17, and September 17.
Let’s look at some examples.
[Slide 8]
First we calculate the RSU vesting period. As you can see by the chart on this slide, we have taken some hypothetical eligible option vesting schedules and calculated the number of years vested, assuming that the option exchange program ends and the RSUs are granted on December 17, 2015. Generally, A10 granted eligible options with four year vesting schedules. If an eligible option has vesting start date of January 28, 2013, and the award will be fully vested on January 28, 2017, then we know that on December 17, 2015, the eligible option is about 2.88 years vested and has another approximately 1.12 years before becoming fully vested. Once we have that 1.12 years number we round it down to its nearest quarter, which is 1 year, and add another 1 year to that vesting period. That gives us the number of years over which those RSUs will be scheduled to vest.
To then calculate the number of shares vesting under the RSU award, we take the total number of shares subject to the RSU awards and multiply it by one divided by the number of years in the new RSU vesting period. The resulting number is the number of shares that vest for each yearly anniversary. All vesting of RSUs is subject to continued service through the applicable vesting date.
[Slide 9]
As this is a complicated calculation, we have put together this chart to help you in understanding how many of your RSU shares will be scheduled to vest when. You should note that A10’s option exchange website provides information regarding your eligible option’s vesting schedule. The option exchange website provides a schedule that lists your eligible option grants, the number of shares subject to each of your eligible option grants that are scheduled to be vested as of December 17, 2015, the length of time remaining under each eligible option grant before they are scheduled to be fully vested, and the vesting schedule applicable to each RSU award, among other details. You will be able to see this information by clicking on “Vesting Details” on the “Make My Election” page of the option exchange website.
[Slide 10]
Let’s review an example. Assume that you were granted Option #123 for 1,000 shares with a vesting start date of April 14, 2014, with an exercise price of $15.00 per share. Assume that this option qualifies as an eligible option and that you properly elect to exchange it in the option exchange program. The exchange ratio is 3.38 to 1. Therefore, 1,000 shares divided by 3.38 is equal to approximately 295.858, which is rounded to 296. Your new RSU would cover 296 shares.
Assume that the eligible option had a 4-year vesting schedule and that your option was exchanged and the RSU was granted to you on December 17, 2015. The eligible option was about 1.67 years vested,

with about 2.33 years remaining to vest. This 2.33 years is rounded down to 2.25 years and is increased by 1 year. This equals a total RSU vesting period of 3.25 years.
Finally, the number of shares subject to the RSU that vests on the one, two, and three-year anniversaries of the RSU grant date is equal to 296 shares times 1 divided by 3.25. This is equal to 91.07. We have made some minor adjustments for vesting so that no fractional share can vest on any vesting date. Therefore, on each of the first, second and third anniversaries of the RSU grant date, 91 shares will be scheduled to vest, and the residual 23 shares will be scheduled to vest on March 17, 2019. There may be some minor adjustments for vesting that are not reflected in this example since no fractional share can vest on any vesting date.  The offer documents provide specific details regarding the rounding method that will be used for fractional shares.  Generally, fractional shares will be rounded up to the nearest whole share on the first vesting date that a fractional share occurs, and subsequent fractional shares will be rounded down until the sum of the fractional shares exceeds a whole share by another fractional share again.  In this example, an additional share will be scheduled to vest, for a total of 92 shares, on the first anniversary of the RSU grant date, and 22 shares will be scheduled to vest on the last vesting date.
[Slide 11]
Participation in the exchange is entirely voluntary. If you take no action, or respond but elect not to exchange any eligible options, your options will remain intact without change. If you do decide to participate, all eligible participants other than those who reside in Germany, Japan and the Netherlands can make an election in one of two ways. You can log on to the option exchange program website at https://A10.equitybenefits.com and complete and submit your election from the website. The website is pre-populated with certain eligible option information and contains a Breakeven Calculator and certain vesting details as mentioned earlier.
Or you may print and complete an election form and return it to A10 via facsimile. The fax number is: +1 (408) 351-0840.
Please note, eligible participants in all countries may access the website and the information it contains. However, due to certain requirements under local law, eligible participants who reside in Germany, Japan and the Netherlands must submit their election forms via facsimile to A10.
[Slide 12]
The offer is currently open. It is scheduled to close on Thursday December 17, 2015 at 9:00 pm Pacific Time. Until that time you may make, change and/or withdraw your elections. The last valid election you have made as of 9:00 pm Pacific Time on December 17, 2015, will be final.
Additionally, if you fail to timely submit any properly completed election form via the permitted methods, you will be deemed not to have participated in the options exchange program. There are no exceptions to this rule. Please do not submit individual requests for extension to the deadline as they will not be granted.
[Slide 13]
Let’s take a look at the website. This is the login page. The red arrow indicates the login and password boxes.
[Slide 14]
This is the Home Page. The red arrow shows you where to click to start the election process.

[Slide 15]
This is the Election Screen.
[Slide 16]
Scrolling to the bottom of the election screen you will see any eligible options for exchange. Click on the vesting details link to show the vesting details for the replacement RSU you will receive if you elect to exchange your option.
[Slide 17]
This is the Breakeven Calculator. This is a tool for calculating the potential amount you might receive from your exchanged options or the RSUs you will receive if you participate in the offer.
[Slide 18]
This is the screen where you make your final elections on the option exchange website. Clicking continue will submit your election.
Please note, for eligible participants residing in Germany, Japan and the Netherlands, you will be able to take advantage of all of the functionality of the website, but will not be able to submit your election form through the option exchange website. You should follow the instructions for submitting any election forms through facsimile.
[Slide 19]
Where can you learn more about the exchange?
All eligible participants received the official offer documents by email on the first day of the offer. These documents include:

1.	The Offer to Exchange Certain Options for Restricted Stock Units;

2.	The launch email, dated November 19, 2015, announcing the option exchange program; and

3.	The election form attached to the launch email, together with its associated instructions.
You can visit A10’s option exchange website at: https://a10.equitybenefits.com. You can view the employee FAQ posted on the option exchange website.
The official offer documents and other information have been filed and are available on the SEC website at www.sec.gov.
Or you can contact A10 Stock Administration via phone at +1 (408) 240-9341 or via email at stockadmin@a10networks.com.
Thank you for your attendance today.